[Letterhead of Wachtell, Lipton, Rosen & Katz]

May 3, 2012

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Response to Comment Letter dated April 26, 2012
Re:	CVR Energy, Inc.
Amended Schedule 14D-9 filed April 23, 2012
SEC File No. 005-83522

Dear Mr. Duchovny:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 2, 2012 (the “SEC Comment Letter”) regarding the above referenced Amendment to CVR Energy, Inc.’s (the “Company”) Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and the Response to Comment Letter dated April 26, 2012 regarding the Schedule 14D-9 (the “Response Letter”).

We have responded to the Staff’s comment below. For the Staff’s convenience, the numbered response set forth below contains the Staff’s comment and corresponds to the numbered comment contained in the SEC Comment Letter. Note that all defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

Amended Schedule 14D-9

1.	Staff’s Comment: We note your response to comment 1 in our April 26, 2012 letter; we disagree with your analysis and we reissue the comment. Please provide the reconciliation required by Regulation G.

Response: The Company acknowledges the Staff’s comment. Although the Company does not necessarily agree with the Staff’s position, the Company is filing an amendment to the Schedule 14D-9 to include the reconciliation specified in Regulation G.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding our responses, please contact the undersigned at (212) 403-1378 or BMRoth@wlrk.com, or Andrew R. Brownstein at (212) 403-1233 or ARBrownstein@wlrk.com.

Mr. Daniel F. Duchovny

U.S. Securities and Exchange Commission

May 3, 2012

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Cc:	Edmund S. Gross
Senior Vice President, General Counsel and Secretary
CVR Energy, Inc.